Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

STANDARD DRILLING, INC.

870 Market Street, Suite 828

San Francisco, CA 94102

    August 14, 2013

VIA OVERNIGHT MAIL

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:   Standard Drilling, Inc.

Amendment No. 4 to Form 8-K

Filed July 22, 2013

Amendment No. 3 to Form 8-K

Filed July 19, 2013

Revised Preliminary Information Statement on Schedule 14C

Filed July 22, 2013

Revised Preliminary Information Statement on Schedule 14C

Filed July 19, 2013

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Filed May 20, 2013

File No. 000-51569

Dear Mr. Shuman:

Standard Drilling, Inc. (“Standard Drilling”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 7, 2013, regarding our fourth amendment (“Amendment No. 4”) to the Form 8-K originally filed on February 14, 2013 (the “Original Form 8-K”) and amended on March 8, 2013 (“Amendment No. 1”), on March 13, 2013 (“Amendment No. 2”), on July 19, 2013 (“Amendment No. 3”) and the fourth amendment to our Preliminary Information Statement on Schedule 14C filed July 22, 2013, 2013 ( the “Amendment No. 4 to the Preliminary Information Statement”), which was originally filed on March 1, 2013 (the “Original Preliminary Information Statement”). A marked version of the fifth amendment to the Original Form 8-K (“Amendment No. 5”) is enclosed herewith reflecting all changes to Amendment No. 4.  In addition, a marked version of the fifth amendment to the Original Preliminary Information Statement is enclosed herewith reflecting all changes to Amendment No. 4 to the Preliminary Information Statement.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 8-K/A Filed on July 22, 2013

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

General

1.

We note your responses to prior comments 1 and 2 regarding your Funding Request Program and your belief that you are not a broker, as defined by Section 3(a)(4) of the Securities Exchange Act of 1934. Please revise to describe in detail how you provide such services, including the following information:

* Whether you screen any of your investor members to determine if they are accredited investors or meet any other criteria, and if so, how you perform your screening function;

* How you select investment opportunities for your investor members, i.e. whether it solely involves the use of an algorithm or if staff members are involved in the process;

* What you mean by "the ability to anonymously review and track prospects;"

* Explain what you mean by "opportunities produced by [y]our automated process;"

* Supplementally provide examples of the weekly digests that were sent to your investment members;

* Describe the interactions between your staff and your investment members;

* Describe any advisory or consulting advice you give to either your investment or entrepreneur members; and

* Whether you require your entrepreneur members to provide the information and file the appropriate documents with state and federal securities regulators.

In addition, please provide us an expanded analysis of whether you are a broker-dealer requiring registration under Section 15 of the Exchange Act using the facts requested above. Your analysis should address both the definitions of a broker and a dealer. We refer you to the following no-action letters that address similar entities that sought to match investors with entities seeking capital: AngelList LLC (SEC No-Action Letter Mar. 28, 2013); Progress Technology, Inc. (SEC No-Action Letter Oct. 11, 2000); Oil-N-Gas, Inc. (SEC No-Action Letter Jun. 8, 2000); Angel Capital Electronic Network (SEC No-Action Letter Oct. 25, 1996); and IPONET (SEC No-Action Letter Jul. 26, 1996).

We note the Staff’s comment.  We respectfully advise the Staff of the following:

•

The Company respectfully advices the Staff that “Investor Member” as that term is used in connection with our business model means a person who is interested in viewing the various funding requirements of entrepreneurs.  The purpose behind our establishing the “Investor Member” category of membership has never been to solicit individuals seeking to invest funds with our Entrepreneur Members.  Indeed, the classification of members as “Investor Members” is somewhat of a misnomer in that individuals may decide to become “Investor Members” for reasons totally unrelated to investing funds with any of Entrepreneur Members.  As such, we do not screen any of

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

our “Investor Members to determine if they are accredited investors or meet any other criteria.

•

Neither our staff nor our “matching” algorithm is used to “select investment opportunities” for our “Investor Members.”  Our “matching” algorithm matches members based on a member’s interests, needs and other information included in a member’s profile.  Most of the “matches” that occur as a result of our algorithm are Entrepreneur Members being matched with other Entrepreneur Members.  With regards to our staff, we respectfully advise the Staff that our employees play absolutely no part in influencing an “Investor Member’s” decision as to which Entrepreneur Member the “Investor Member” will invest its funds.  We do not influence or attempt to influence whether an “Investor Member” will even view the information provided by any Entrepreneur Member.

•

With regards to our ability to anonymously review and track prospects we respectfully advise the Staff of the following:  An “Investor Member’s” name and profile will not be disclosed to our entrepreneurial member nor vice versa unless both the “Investor Member” and the “Entrepreneur Member” wish to see each other’s profile.  The decision to allow one’s name and profile to become visible to another member is made at the sole discretion of the member, and is not influenced by the Company in any way.  Until both members decide to make their name and profile visible to each other, the two members may only anonymously “follow” another member.

•

With regards to the “opportunities produced by our automated process,” we respectfully advice the Staff that every week, our website automatically provides a weekly overview of all “Finance Requests.”  This overview does not identify any Entrepreneur Member, just an overview of all “Finance Requests.”  The requests included in the overview are gathered automatically; we do not collect any specific “Funding Requests” for any “Investor Member” in the production of this weekly overview or for any other purpose.

•

We respectfully advise the Staff that we have provided examples of the weekly digests sent to our “Investor Members” as Appendix A to this response letter.

•

We respectfully advise the Staff that there are no interactions between our staff and “Investor Members” other than those that exist with all members (e.g., we may “follow” a member from one of our own profiles.

•

With regards to any advisory or consulting advice we provide to our members, we respectfully advise the Staff that we offer EQmentoring via our acquisition of EQmentor.  As disclosed in our filing, we provide advisory and consulting services to members for the purpose of support, introduction guidance and general mentoring of members in their pursuit of their entrepreneurial objectives, for which fees are charged.  We offer such services only when there is a specific request for such services from one of our members and mentoring can be on a wide range of topics.  In addition, we host events where we educate entrepreneurs through speaker presentations and/or panels we arrange.  The focus at such events is not to offer members specific advice but simply to ensure that entrepreneurs understand how to run all aspects of their business. Our events do include such topics as to how to finance a business, and to make members aware of the different financing options available and the consequences of each of the

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

available financing options.  We do not, however, recommend one form or method of financing a business over another, nor do we recommend any specific investment over another.  At no point do we provide advice to others or issue reports or analysis regarding securities or any specific investment opportunity.

•

We respectfully advise the Staff that we do not require our Entrepreneur Members to provide or file any information with state and/or federal securities regulators.  We do not have, nor do we request, information about any Entrepreneur Member’s business operations to be able to make a determination as to whether any Entrepreneur Member is required to provide or file any information or documentation with state and/or federal securities regulators.

Section 15(a)(1) of the Exchange Act requires any person that acts as a “broker” or “dealer” of securities to register with the Commission.  Under Section 3(a)(4)(A) of the Exchange Act “broker” is defined generally as “any person engaged in the business of effecting transactions in securities for others.”  In the past, the Staff has expressed its views with regards to one being “engaged in the business” of effecting securities transactions when there is a “regularity of participation” in such transactions.  See Mass. Fin. Services, Inc. v. Securities Investor Protection Corp., 411 F. Supp. 411 (D. Mass. 1976.  The idea of “effecting securities transactions,” has been construed to cover participation “at the key points in the chain of distribution” of securities and includes assisting in structuring a transaction, identifying potential purchasers, soliciting transactions (including advertising), and participating in the order taking or order routing process.  See MuniAuction, Inc., SEC No-Action Letter, 2000 WL 291007 (Mar. 13, 2000).  Another key factor in determining whether a person acts as a broker is the presence or absence of transaction-based compensation.  The financial incentives that stem from transaction-based compensation creates a “salesman’s stake,” which would give a person, much like a broker, an interest in the transaction succeeding and the securities being placed.  See, e.g., In re Ranieri Partners LLC and Donald W. Phillips, SEC Release No. 34-69091, 2013 WL 873219 (Mar. 8, 2013) (fining a private investment firm and its managing partner a total of $450,000 for aiding and abetting violations of the registration requirements of Section 15(a) where an outside consultant received transaction-based compensation and actively solicited investors on behalf of the firm).

Based on the above, we believe that we are not a “broker dealer” as that term is defined in Section 15(a)(1) of the Exchange Act.  In its “Guide to Broker-Dealer Registration,” released in April 2008, the Division of Trading and Markets identified some of the questions to ask in determining whether a person is a broker-dealer.  Those questions include:

•

Does the person participate in important parts of a securities transaction, including solicitation, negotiation, or execution of the transaction?

•

Does the person compensation for participation in the transaction depend upon, or is it related to, the outcome or size of the transaction or deal? Does the person receive trailing commissions, such as 12b-1 fees? Does the person receive any other

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

transaction-related compensation?

•

Is the person otherwise engaged in the business of effecting or facilitating securities transactions?

•

Does the person handle the securities or funds of others in connection with securities transactions?

The Company does not participate in important parts of any securities transactions (i.e., solicitation, negotiation, or execution of any securities transaction).  Entrepreneur Members and “Investor Members” are not required to notify the Company that a transaction is being negotiated between the members, or that a transaction has been entered into between members or what the terms of any such transaction may be.  In its Progressive Technology, Inc. SEC No-Action Letter, 2000 WL 1508655 (Oct. 11, 2000), the Staff expressed its view that participating “at key points in the chain of distribution” includes among other activities (a) structuring a securities offering or transaction, (b) identifying potential purchasers of securities, (c) screening potential purchasers of securities, (d) soliciting securities transactions, and (e) taking transaction orders from customers.  Progressive was ultimately denied relief.  In reaching its decision, the Staff pointed out that Progressive’s planned web site would make it a broker within the meaning of Section 3(a)(4) of the Exchange Act because (x) Progressive plans to operate a facility that brings together issuers of securities and investors, (y) the precise nature of Progressive receives for its services from issuers and others is unclear, and (z) Progressive did not clarify whether Progressive’s fees would be made contingent upon the outcome or completion of any securities transaction resulting from the listing on Progressive’s website.

Our website’s operations differentiate us from Progressive’s in that (a) it is not the goal of our website to bring together issuers of securities and investors; as noted above, the term “Investor Member” is a misnomer—a person desiring to become an “Investor Member” is not required to express any intent or desire to invest with an Entrepreneur Member in order to qualify as an “Investor Member.”  Becoming an “Investor Member” simply gives an individual the ability to observe various financing requests (without being able to identify the Entrepreneur Member requesting financing); (b) through the disclosure in our filing and in prior correspondences with the Staff, we have clearly stated that the only “compensation” we receive is a $5 monthly fee paid by “Investor Members”; this is an administration fee that is fixed.  The fee covers administrative costs associated with our website, it is charged regardless of whether an “Investor Member” invests with an Entrepreneur Member.  The fee is charged even if an Investor Member does not view a single financing request; and (c) as stated the $5 fee charged to “Investor Members” is fixed, it is not contingent upon an “Investor Member” investing with an Entrepreneur Member, nor does the fee vary based upon the type, amount of or performance of an investment.

In addition, we do not handle the securities or funds of others in connection with any securities transactions.  Neither “Investor Members” nor Entrepreneur Members are required to inform us as to whether a transaction is being negotiated, entered into or the

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

terms of any transaction.  In no way do we solicit securities transactions.  The primary, if not sole, focus of our business and website is to educate entrepreneurs and provide entrepreneurs with a specialized social network that allows entrepreneurs to learn and build from each other’s experience while taking advantage of the EQmentoring opportunities and events that we make available.   In the Oil-N-Gas, Inc. SEC No-Action Letter, 2000 WL 1119244 June 8, 2000), the Staff concluded that Oil-N-Gas would be considered a broker, because Oil-N-Gas was found to operate a facility that brings together issuers of oil and gas interests and investors.  The SEC found that Oil-N-Gas, among other things actively solicited investors to purchase oil and gas interests (for example, by targeting potential investors with direct mailings and follow-up email) and provided advices to issuers on preparing offering materials for posting on Oil-N-Gas’ website.

Our business does not involve targeting potential investors (by direct mail or any other method).  While we offer mentoring and advisory services through EQmentoring, those services do not entail assisting any Entrepreneur members with preparing offering materials.  In addition, nothing that an Entrepreneur Member includes in its profile or financing request can be characterized as offering materials.  None of our activities would constitute the solicitation of investors for security transactions based on the Staff’s analysis in Oil-N-Gas.

We respectfully advise the Staff that based on the above analysis, we have concluded that we are not a “broker-dealer” as that term is defined in the Exchange Act.

2. Provide your analysis of whether you conduct or proposed to conduct activities of a crowdfunding intermediary or a fundraising portal.  We refer you to Question 1 of the Frequency Asked Questions About Crowdfunding Intermediaries available at:

 http://www.sec.gov/divisions/marketreg/tmjobsact-crowdfundingintermediariesfaq.htm.

Until the Commission adopts rules governing funding portals, crowdfunding intermediary activity is prohibited. To the extent you believe you would rely on the crowdfunding exemption under Title III of the Jumpstart Our Business Startups Act, please revise to describe the steps necessary for you to operate as a funding portal.

We respectfully advise the Staff that our current or proposed business activities cannot be characterized as a crowdfunding intermediary or a funding portal.  Section 3(a)(80) of the Exchange Act describes a funding portal as any person acting as an intermediary in a transaction involving the offer or sale of securities for the account of others.  We do not act as an intermediary or finder for the purpose of facilitating a transaction in securities.  Our activities do not involve referring investors, individual or institutional, to a securities investment, nor do we refer companies to investors to facilitate any company’s capital raising efforts.  We do not engage in any of the activities traditionally conducted by a

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

financial intermediary as it relates to any securities transactions—we do not engage in due diligence, participate in investment pricing and other key material negotiations with respect to any securities transaction.  As described in our response to the Staff’s comment above, our activities are limited to providing a social network for entrepreneurs and offering mentoring services and arranging speaking events to educate those entrepreneurs.  These services are meant to prepare our Entrepreneur Members to seek financing without our assistance.  As we explained in our response above, our members are not obligated or encouraged to provide us with any information regarding any offers for financing they receive or negotiations with respect to any offers for financing.

3. Please address whether your fundraising services and other activities are those of an investment adviser, as defined by section 202(a)(l1) of the Investment Advisers Act of 1940. If so, identify the exemption or exclusion from registration under section 203 of the Act that you intend to rely on and explain why you believe it is applicable. It appears that your fundraising services may include advisory activities. Please clarify the nature of those activities, which you currently describe broadly.

Section 202(a)(11) of the Investment Adviser Act defines an investment adviser as any person or firm that is (i) engaged in the business of (ii) providing advice to others or issuing reports or analyses regarding securities (iii) for compensation.  A person must satisfy all three of these elements to fall within the definition of “investment advisor.”  See Regulation of Investment Advisers by the U.S. Securities and Exchange Commission (March 2013) at http://www.sec.gov/about/offices/oia/oia_investman/rplaze-042012.pdf.  Our business activities, as described in this response and in our filings, fail to satisfy all of the elements necessary for us to be characterized as an investment advisor.  To fall within the definition of an investment advisor, a person must be engaged in the business of providing advice.  According to the Staff of the Investment Adviser Regulation Office, factors used to evaluate whether a person is “engaged” are: (i) whether the person holds himself out as an investment adviser, (ii) whether the person receives compensation that represents a clearly definable charge for providing investment advice and (iii) the frequency and specificity of the investment advice provided.  See Section II.A.2 of Regulation of Investment Advisers.  We have concluded that do not fall under the definition of “investment adviser” as we do not provide advice about securities, nor do we provide advice with regard to the following:

•

advice about market trends;

•

advice about the selection and retention of other advisers;

•

advice about the advantages of investing in securities versus other types of investments;

•

providing a selective list of securities; or

•

asset allocation advice

Our advisory services (“EQ mentoring”) are offered through EQmentor.  EQmentor's goal is to increase leadership skills of the mentee (Entrepreneur Member) through a program which uses mentors that have been certified by EQmentor. The program has been adapted

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

to help E-Factor Entrepreneur Members improve their leadership and business skills and knowledge by having access to a qualified mentor to provide guidance and objective advice and analysis of the Entrepreneur Member’s ideas on how to improve and expand his or her business.  Through our EQmentoring program, we provide Entrepreneur Members with the expertise and resources to help Entrepreneur Members make optimal decision in the day-to-day operations of their businesses.  Our certified mentors are trained to provide our Entrepreneurs in making the best decisions for their businesses: from business planning, to finding the right board members, perfecting a pitch to navigating difficult conversations with personnel.  Our EQmentor program does not involve advising Entrepreneur Members about specific securities, market trends, selecting and retaining advisers, comparing different types of investment, or asset allocation.  We also do not provide any of our members with lists of securities or any other information regarding securities or any other type of investment.

2. Your revisions in response to prior comment 5 removed your assertion that you are the world's largest niche social network for entrepreneurs on page 11 of your current report, but pages 13, 48 and 65 still contain this disclosure. Please confirm that you will remove these references in future filings, which includes any amendments to your Form 8-K.

We respectfully advise the Staff that we have revised our document throughout in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Results of Operations, page 35

3. Expand your disclosure to define the meaning of "Bounce Rate" and how this amount is computed.

We note the Staff’s comment and have amended our Form 8-K on page [  ] to include the following disclosure:

“Bounce rate (sometimes confused with exit rate) is an Internet marketing term used in web traffic analysis.  It represents the percentage of visitors who enter the site and "bounce" (immediately leave the site) rather than continue viewing other pages within the same site.  Having a high bounce rate, that is, a website where visitors typically do not navigate past the website’s entry page, does not always mean that the website does not successfully achieve a company’s objectives.  A website where a business’s objectives can be met without the visitor navigating past the website’s entry page, the bounce rate would not be very useful for measuring conversion success (conversion is defined as having a non-member that lands on our home page, take the action and subscribe to become a member).as business objectives are met when the entry page of the website is visited.  In contrast, on a website that requires visitors to navigate past the entry page, and deeper into a company’s website (such as ours), a high or low bounce rate could be used as evidence of

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

how effective a website is at achieving a company’s objectives.”

(c) Exhibits, page 67

4. Please revise note (6) to identify the filing date as May 10, 2013.

We note the Staff’s comment and have revised our document accordingly.

The E-Factor Corp. Financial Statements

7. We are considering your response to prior comment 10. Please file Exhibit 10.4, "Agreement and Plan of Merger between The E-Factor Corp. and EQmentor, Inc. dated June 30, 2012, as amended" or identify the filing in which the agreement was previously filed.

We note the Staff’s comment above.  Please be advised that that the Agreement and Plan of Merger between E-Factor Corp. and EQmentor, Inc. was originally included as Exhibit 10.04 to our current report on Form 8-K filed May 13, 2013.  We have, however, included agreement as Exhibit 10.4 to our Form 10-Q for the quarter ended June 30, 2013, which was filed with the Commission on August 13, 2013.

8. Your response to prior comment 11 presents the pro forma revenue presentation for the Standard Drilling and EFactor reverse acquisition. Our comment directed you to Note 10 of the audited financial statements which presents pro forma sales related to the acquisition of EQmentor. We are therefore reissuing our comment in full. Refer to page 16 of Forms 8-K/A filed on May 13, 2013, July 19, 2013 and July 22, 2013.

Please refer to your pro forma information for the years ended December 31, 2011 and 2012 and tell us how you determined that these amounts comply with ASC 805-10-50-2(h). In this regard, the pro forma revenue amount that you have presented is less than total revenue presented in the audited financial statements. Please explain why the revenue is lower than that presented in your audited financial statements. Indicate whether intercompany revenue was eliminated in preparing the pro forma information.

We note the Staff’s comment and have updated the pro forma information for the years ended December 31, 2011 and 2012 to comply with ASC 805-10-50-2(h). The Company had erroneously reflected in the previous filing a table that presented only the unaudited results of EQmentor, Inc. instead combining with consolidated entities of The EFactor Corporation. The table below presents the corrected information and we have updated the 8K to reflect this change.

EQmentor Proforma	2012	2011
Sales	$530,562	$394,016
Cost of sales	158,244	149,332
Gross profit	372,318	244,684
Operating expense	4,179,559	3,579,894
	(3,807,241)	(3,335,210)
Non-operating expenses	307,179	49,230
Net loss	$(4,114,420)	$(3,384,440)

Report of Independent Registered Public Accounting Firm, page 2

9. Amend your filing to include a Report that has been signed and dated by MaloneBailey, LLP.

We note the Staff’s comment above and have made said revision in the latest 8K\A filing.

Revised Schedule 14C Filed July 22, 2013

General

10. Your response to prior comment 13 indicates that Item 13(a) disclosure is not required because you will file a preliminary proxy statement related to the Home Training Initiative transaction. Prior comment 13 refers solely to the share exchange between the E-Factor Corp. shareholders and Standard Drilling, Inc., and the contents of the pending Schedule 14C. Either include your most recent annual and interim financial statements in your information statement, together with related management's discussion and analysis, to comply with Item 11(e). 12(f), and 13(a) of Schedule 14A for the share exchange that will complete your reverse merger, or incorporate by reference your most recent Form 10-K and Form 10-Q and provide copies of such documents that are compliant with Items 13(b) and (c) of Schedule 14A. Please refer to Note D to Schedule 14A as well as paragraph (b) of Item 13 to Schedule 14A. The financial statements must comply with Regulation S-X's updating requirements as of the mailing date of the information statement. Our outstanding comments on the financial statements and related matters must be satisfactorily addressed before mailing, whether that information is included or incorporated into the Schedule 14C.

We note the Staff’s comment.  We have amended the Schedule 14C so that specifically incorporates by reference the financial statements and management’s discussion and analysis of financial condition and results of operations.

11. We note your response to prior comment 14 regarding your strategy to acquire the remaining 30% of the common stock of E-Factor Corp. Please revise to describe the nature and terms of any plans, arrangements, agreements or agreements in principal to acquire these shares, if any. Also, please revise to clarify whether your strategy is

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

dependent on future financing that you may be unable to secure.

We respectfully advise the Staff that our plan to acquire the remaining 30% of the common stock of E-Factor Corp. does not depend on our obtaining additional financing.  As disclosed in our filing, on February 1, 2012, we entered into an Acquisition and Share Exchange Agreement (the “Exchange Agreement”) by and among (i) Standard Drilling, (ii) EFactor, and (iii) the shareholders of EFactor, pursuant to which 20 holders of 70% of the outstanding common stock of EFactor transferred to us 6,580,250 of the common stock of EFactor in exchange for the issuance of: (a) 50,000,000 shares (the “Shares”) of our common stock; (b) 5,000,000 shares of a yet to be created series of preferred stock to be entitled the “Series A Convertible Preferred Stock”; and (c) approximately 22,231,155 additional shares of SDI’s common stock upon the effectiveness of a reverse stock split of SDI’s common stock (such transaction, the “Share Exchange”).

At the time of the Share Exchange, we would have acquired 100% of the common stock of EFactor by way of a share exchange, except we did not have a sufficient number of shares of our common stock available for issuance.  After we file our information statement on Schedule 14C, initially filed in preliminary form with the Commission on March 1, 2013, in definitive form and mail the definitive information statement to investors, we will increase the number of shares of preferred stock that we are authorized to issued from 10 million to 20 million and increase the number of shares of common stock authorized to be issued from 100 million to 175 million.  We will also affect a 1-for-40 reverse stock split.  Once these actions are taken, we will be available for issuance a sufficient number of our shares of common and preferred stock to complete a share exchange whereby we exchange our securities in exchange for the remaining 30% of EFactor common stock.  In our prior filing, we included the following disclosure:

“At present the Company has insufficient authorized shares of common stock to fully satisfy its obligation to issue common stock to the EFactor shareholders under the Exchange Agreement.  As a result, the Company must effect a reverse stock split.  Under the Exchange Agreement it is contemplated that the Company will effect a 1-for-40 reverse stock split after which additional shares of the Company’s common stock will be issued to the 20 holders of EFactor’s common stock that are parties to the Exchange Agreement to make their total shares of the Company’s common stock owned equal to their pro rata portion of the Company’s common stock as if all shareholders of EFactor exchanged their shares in EFactor into the Company’s common stock and such that it would give all the EFactor shareholders a total of 98% of the Company’s then-outstanding common stock.  Pursuant to the Exchange Transaction, the Company also agreed to issue 6,500,000 shares of its common stock to David S. Rector, the Company’s sole officer and director immediately prior to the Closing, and 3,500,000 to Keith Gilmour.  These shares were issued to Messrs. Rector and Gilmour in consideration for prior services to the Company and their assistance in bringing the Share Exchange to fruition (the “Service Shares”).  The Service Shares issued to Mr. Rector and Mr. Gilmour are pre-split shares.  After giving effect to the proposed 1-for-40 reverse stock split the Service Shares will represent

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

approximately 62,500 and 87,500 shares for Messrs. Rector and Gilmour, respectively.”

12. Your description of your $750,000 bridge financing in the Form 8-K filed on July 17, 2013 appears to omit several material terms of the transaction, such as the 12-month maturity date for each advance, the assets provided as security, the mandatory repayment provision contingent on raising $10 million in capital, and the restrictions imposed by your negative covenants. Please ensure that you disclose these terms in your next periodic report, or tell us why you additional disclosure is not required.

We note the Staff’s comment.  We have included on page 18 of our Form 10-Q for the quarter ended June 30, 2013, filed with the Commission on August 13, 2013, a complete description of the material terms of the $750,000 bridge financing.

Form 10-Q for Fiscal Quarter Ended March 31. 2013

Note 8. Acquisition of MCC International, page 11

13.    Your response to prior comment 17 does not appear to be fully responsive and we are reissuing our comment in full. Tell us how you accounted for the 3,490,281 shares of contingent consideration to be issued after the proposed 1-for-40 reverse stock split. Include a discussion of the valuation and classification of any contingent consideration as set forth in paragraphs 5 and 6 of ASC 805-30-25.

The MCC International LTD acquisition transaction occurred contemporaneously with EFactor’s reverse merger into Standard Drilling. Effectively, 666,667 shares of EFactor pre-merger common shares were issued to DASPV Ltd. for 100% of the outstanding common stock of MCC International LTD  (Mr.Robert Wildmore is sole shareholder of DASPV Ltd, which was the sole owner of MCC International). Prior to and on the date of this transaction, EFactor was a private company and its shares were not trading on any market exchange. However, we had recently sold EFactor shares to unrelated parties in private placements at a price of $2.00 per share. Given that we had comparable sales of EFactor common stock, we concluded that $2.00 per share was the most appropriate valuation of the share consideration. As a result, the total value of the consideration given in the MCC acquisition was calculated as $1,333,334 (666,667 x $2.00 = $1,333,334).

The confusion relates to the exchange of shares between EFactor and Standard Drilling in the reverse merger transaction. Due to a limitation of Standard Drilling shares, the share exchange occurred in 2 steps (pre- and post-split). In the first step, the EFactor shareholders received an aggregate of 50 million Standard Drilling shares. In the second step, Standard Drilling is to issue approximately 23.5 million more shares to these same shareholders. Both the 50 million and 23.5 million shares were issued or will be issued proportionately to all EFactor shareholders, including DASPV. Consequently, DASPV ownership percentage in Standard Drilling does not change with the issuance of this second tranche.

Mark P. Shuman

U.S. Securities and Exchange Commission

August 16, 2013

Please reference the “Acquisition and Share Agreement by and between Standard Drilling, Inc. a Nevada corporation, on the one hand and The E-Factor Corp. a Delaware corporation and certain of its Shareholders on the other hand “ (EX-10 5 efactorfinalsdiacqagmt2113co.htm) page 37 Exhibit A filed on February 14, 2013  in the original 8K. These additional shares are in essence the second portion or the remaining 30% of The E-Factor Corporation Share Exchange Agreement.

In summary, the valuation was based on the entire 666,667 EFactor shares that were issued for MCC. These 666,667 EFactor shares were or will be exchanged for Standard Drilling shares in two (2) tranches on a pro-rata basis.

Very truly yours,

STANDARD DRILLING, INC.

By: /s/ Adriaan Reinders

Name: Adriaan Reinders

Title: Chief Executive Officer